United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: September 18, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations

LISTED COMPANY
CORPORATE TAX CODE (CNPJ) # 33,592,510/0001-54
BOARD OF TRADE REGISTRATION (NIRE) # 33,300,019,766
MINUTES OF THE ORDINARY BOARD OF DIRECTORS MEETING OF VALE S.A.
On September 17, 2009, at 10:30 am, Messrs. Sérgio Ricardo Silva Rosa — Chairman, Jorge Luiz Pacheco, José Ricardo Sasseron, Renato da Cruz Gomes, Eduardo Fernando Jardim Pinto, Francisco Augusto da Costa e Silva and Sandro Kohler Marcondes, directors and Messrs. Wanderlei Viçoso Fagundes and Paulo Sérgio Moreira da Fonseca, alternates, met, ordinarily, at the Company’s head office, at Avenida Graça Aranha, 26, 19th floor, Rio de Janeiro, having unanimously resolved the following: “3.1.17 RESIGNATION AND REPLACEMENT OF ALTERNATE DIRECTOR — Considering that Mr. Hidehiro Takahashi presented a dismissal request on September 01, 2009, the Board of Directors resolved to nominate Mr. Hajime Tonoki as an alternate member of the Board of Directors of Vale, pursuant to article 150 of the Brazilian Corporate Law (Law # 6.404/1976) and §10º of article 11 of Vale’s By-Laws. The nomination of Mr. Tonoki shall be confirmed by the shareholders in the first General Shareholders Meeting to be held.” I hereby attest that the deliberations above were excerpted from the Minutes taken from the Registry of the Minutes of the Board of Directors Meetings of the Company.
Rio de Janeiro, September 17, 2009.
Fábio Eduardo de Pieri Spina
Secretary